

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 5, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Goldman Sachs ETF Trust, under the Exchange Act of 1934:

Shares of beneficial interest, no par value per share, of:

- Goldman Sachs Motif Data-Driven World ETF
- Goldman Sachs Motif Finance Reimagined ETF
- Goldman Sachs Motif Human Evolution ETF
- Goldman Sachs Motif Manufacturing Revolution ETF
- Goldman Sachs Motif New Age Consumer ETF

Sincerely,